NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: CHILDS Advisory Partners, LLC (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

Cash: The Company maintains its cash deposit at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; however, an allowance for doubtful accounts of $280,267 is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment is recorded at cost.   Depreciation and amortization is computed using the straight-line method over estimated useful lives of five to seven years.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Investment banking revenue is recognized when earned, which generally occurs as services are performed or upon completion of a transaction, in accordance with terms agreed upon with each client are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016, the Company had net capital of $4,491,848, which was $4,416,279 in excess of its required net capital of $75,569, and its ratio of aggregate indebtedness to net capital was .25 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with an entity partially owned by its member. Under the terms of the agreement, the Company pays the related party for personnel services provided to the Company including commissions, payroll and benefit costs. The amount expensed under the arrangement for the year ended March 31, 2016 was approximately $364,000. The balance due to the related party on the accompanying statement of financial condition arose from this services agreement.

The Company subleased a portion of its office facilities to a related party. The Company received approximately $14,000 in rent from the related party during the year ended March 31, 2016.

NOTE D – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under the office premises operating leases is approximately the following.

2017	$	247,000
2018		168,000
	$	415,000

Rent expense for the year ended March 31, 2016 was approximately $376,000.

During 2013 the Company entered into new office premises leases that contained periods of free rent. A deferred rent liability of approximately $36,000 at March 31, 2016 that is included in accrued expenses arose from allocation of the rent payments due in future periods to the free-rent period.

The Company leases a portion of its office premises to two sublessees under two subleases that expire in May 2016 and November 2017. Rental income received under the leases was approximately $36,000 for the year ended March 31, 2016.

Capitalized lease: The Company leases office equipment under a capitalized lease that incepted in 2012. Amortization expense for capitalized property was approximately $32,000 for the year ended March 31, 2016. The net book value of the leased equipment was approximately $35,000 at March 31, 2016.

NOTE D – LEASE COMMITMENT (CONTINUED)

The following is a schedule by years of future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of March 31, 2016:

Year ending March 31:	2017	$	28,313
	2018		11,726
Total minimum lease payments			40,039
Less amount representing interest			(1,440)
Present value of net minimum lease payment		$	38,599

NOTE E – CONCENTRATION

Approximately 11% of investment banking revenue was earned from one customer, and approximately 43% of the accounts receivable at March 31, 2016 are due from one customer.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2016.